UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

 (CHECK ONE): /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                       For Period Ended: December 31, 2001
                       -----------------------------------

                       / / Transition Report on Form 10-K
                       / / Transition Report on Form 20-F
                       / / Transition Report on Form 11-K
                       / / Transition Report on Form 10-Q
                       / / Transition Report on Form N-SAR
                      For the Transition Period Ended: N/A
                      ------------------------------------

                  0-28123                                     26830Q103
                  -------                                     ---------
               SEC FILE NUMBER                               CUSIP NUMBER




          READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE
         PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY
       THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                        PART I -- REGISTRANT INFORMATION

Full Name of Registrant:            eChapman, Inc.

Former Name if Applicable:          N/A

Address of Principal Executive
Office (Street and Number):         World Trade Center--Baltimore
                                    401 East Pratt Street
                                    Suite 2800

City, State and Zip Code:           Baltimore, MD 21202

                            PART II - RULE 12B-25(B)

         The Registrant's Form 10-K could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) for the reasons described in PART III of this form. The Registrant's Form 10-K will be filed as soon as practicable and in any event, no later than the fifteenth calendar day following the prescribed due date.

                              PART III - NARRATIVE

         eChapman, Inc. (the "Registrant") is unable to timely file its Form 10-K for the Period ended December 31, 2001 due to the Registrant's recent changes in independent auditors which has delayed the preparation and review of this report. The Registrant issued a press release on March 15, 2002, announcing that it had terminated its relationship with Arthur Andersen LLP effective March 14, 2002, as the Registrant's independent auditors. The press release was included as Exhibit 99.1 to the Form 8-K filed by the Registrant on March 20, 2002. The Registrant is currently in the process of working with Wilkins McNair, P.C., the Registrant's successor independent auditor, to prepare adequate summaries and explanations of the Registrant's financial statements both in an unaudited form, to be filed no later than the fifteenth calendar day following the prescribed due date, and audited financial statements to be filed no later than the sixtieth calendar day following the prescribed due date, in accordance with Note 2T to Article 3 of Regulation S-X.

         Therefore, due to these recent events and the focus of management's time and efforts to these issues, the Registrant will not be prepared to issue an effective and meaningful filing on Form 10-K until on or before April 16, 2002.


PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  Nathan A. Chapman, President - (410) 625-9656

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports been filed? If the answer is no, identify the reports.

                                               [ X ] Yes       [   ] No


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                [  ] Yes       [ X ] No

                                   SIGNATURES

         eChapman, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                        eCHAPMAN, INC.


April 2, 2002                  By:      /s/ Nathan A. Chapman, Jr.
                                    --------------------------------------------
                                            Nathan A. Chapman, Jr., President